NRx Pharmaceuticals, Inc.

1201 N. Market Street

Suite 111

Wilmington, Delaware 19801

April 18, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Abby Adams

NRX Pharmaceuticals, Inc.
Registration Statement on
Form S-1 (File No. 333-264201)

Dear Ms. Adams:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) of NRx Pharmaceuticals, Inc. (the “Company”) be accelerated to April 19, 2022 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the S-1. If you have any questions regarding the foregoing, please contact Alex Lloyd of Kirkland & Ellis LLP at (617) 459-6765 or alex.lloyd@kirkland.com.

Very truly yours,

By:	/s/ Alessandra Daigneault
Name:	Alessandra Daigneault
Title:	Chief Corporate Officer, General Counsel and Corporate Secretary